NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

December 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Jim B. Rosenberg
Washington, DC 20549

Dear Mr. Rosenberg:

This letter sets forth the responses of NationsHealth, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated December 6, 2006 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December  31, 2005, which was filed on March 31, 2006. For your convenience, the Company has set forth below the Staff’s comments, in italics, followed by the Company’s responses thereto.

Contractual Obligations, page 27

1.	Please explain to us if scheduled interest payments on long-term debt are included in the table. If they are not, please provide us a revised table that includes interest obligations.

The Contractual Obligations table excluded future interest payments for both the Company’s line of credit facility and the 7.75% convertible notes (the “Notes”). Future interest payments under the line of credit are not determinable and vary based upon fluctuations in interest rates and the balance outstanding under the line of credit at any given point in time. Interest payments under the Notes are based upon the 7.75% fixed interest rate and the principal amount of the Notes outstanding. The Notes are convertible by the holders and redeemable by the Company at any time, therefore future payments for interest are subject to the notes remaining outstanding.

In response to the Staff’s comment, the following presents the Contractual Obligations table as of December 31, 2005 including scheduled interest payments on the Notes, assuming the Notes are not converted or redeemed prior to their maturity (in thousands):

	Payments due by period
					More
		Less than			than
	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt, including scheduled interest payments (1)	$23,940	$1,163	$4,825	$6,721	$11,231
Capital Lease Obligations	184	150	34	—	—
Operating Lease Obligations	5,349	1,638	3,180	531	—
Purchase Obligations (2)	35,185	35,077	108	—	—
Other Long-Term liabilities (3)	308	—	308	—	—

Total	$64,966	$38,028	$8,455	$7,252	$11,231

(1)	Includes principal and interest payments on our 7.75% convertible notes with a principal amount of $15 million, which mature in February 2012. Pursuant to the terms of the notes, we expect that we will be required to repay (redeem) approximately $4.7 million of the principal amount of the notes in February 2010. Also includes the outstanding balance under our line of credit, which is scheduled to terminate April 30, 2009, but is included in current liabilities in our consolidated balance sheet as of December, 31 2005. The line of credit agreement was amended and restated in March 2006 to, among other things, extend the term to April 30, 2010.

(2)	Includes $4,412,000 of commitments for advertising in 2006.

(3)	Reflects the long-term portion of the liability for executive severance at December 31, 2005.

Liquidity and Capital Resources, page 25

2.	Please provide us the following information in a disclosure-type format:

a)	The steps you take in collecting accounts receivable.

b)	Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

c)	The threshold (amount and age) for account balance write-offs.

Accounts receivable relates to our Pharmacy Products segment (formerly referred to as Medical Products) and primarily represents amounts due from 1) Medicare, 2) secondary insurance and other third-party payors, and 3) patients. The typical collection process begins with the electronic submission of a claim to Medicare, for which a response (and payment) is obtained within 30 days. Any claim denials from Medicare are generally acted upon within a 30-day period following the response and, where applicable, corrected claims are submitted to Medicare or third-party insurance carriers. A response (and payment) for amounts billed to secondary and other third-party insurance carriers generally occurs within 30-45 days of submission of the claim. On a monthly basis, an aging of outstanding third-party payor balances is generated and worked by collection personnel, including contacting the patient and/or insurance company in an attempt to determine why payment has not been remitted and obtain payment from the respective responsible party. When applicable, corrected claims are submitted to the insurance carrier. Collection personnel also continually analyze patients’ accounts and patient statements are generated and sent out monthly. Outbound calls are periodically made to patients with outstanding balances greater than $500 in an attempt to obtain payment.

Management considers many factors in determining the allowance for doubtful accounts, including historical collection and write-off experience and the aging of accounts receivable by payor category. Allowances for doubtful accounts are estimated by aging category within each payor class, and balances for all payor classes are generally written off after remaining unpaid for a period of 24 months. Balances that are determined to be uncollectible prior to the passage of 24 months from the last billing date are written off at the time of such determination.

Critical Accounting Policies, pages 28-29

3.	We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

a)	For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

b)	Quantify and discuss the reasonably likely effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

c)	In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

d)	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

We record revenue for our Pharmacy Products segment at amounts expected to be collected from Medicare, other third-party payors, and directly from patients. Revenue for Medicare reimbursement is calculated based on government-determined prices, and amounts billed in excess of the government-determined reimbursement are excluded from revenue and, therefore, estimates of contractual adjustments are not required. We do, however, record sales allowances for estimated claim denials related to unsettled amounts from Medicare and other third-party payors as a reduction of gross revenue. Allowances for claim denials are estimated based upon historical claim denial experience, and the rate at which we provide for such allowances is periodically adjusted to reflect actual claim denials and current trends. For the year ended December 31, 2005, a hypothetical change of 1% in the provision for claim denials as a percentage of gross product sales would have resulted in a change in our revenue and net loss of approximately $0.7 million.

The following tables set forth our gross accounts receivable balances outstanding by aging category for each major payor source as of December 31, 2005 and 2004 (in thousands):

	Aging of Accounts Receivable as of December 31, 2005
	< 91	91 – 180	181 – 360	> 360
Payor	Days	Days	Days	Days	Total
Medicare	$3,001	$505	$672	$1,024	$5,202
Commercial parties and Medicaid	708	1,151	2,023	3,090	6,972
Patients	1,189	1,474	2,698	4,961	10,322
Other (1)	2,937	—	—	—	2,937

Total gross accounts receivable	$7,835	$3,130	$5,393	$9,075	25,433
Less: Allowances					(17,525)

Accounts receivable, net					$7,908

	Aging of Accounts Receivable as of December 31, 2004
	< 91	91 – 180	181 – 360	> 360
Payor	Days	Days	Days	Days	Total
Medicare	$5,810	$381	$426	$360	$6,977
Commercial parties and Medicaid	1,202	792	898	500	3,392
Patients	2,691	1,783	2,352	821	7,647
Other (1)	1,677	—	—	—	1,677

Total gross accounts receivable	$11,380	$2,956	$3,676	$1,681	19,693
Less: Allowances					(10,985)

Accounts receivable, net					$8,708

(1) Primarily represents amounts due from the third-party claims adjudicator for our discount prescription drug card business.

We perform eligibility and insurance verification on patients prior to the shipment of products and submission of a claim. As a result, we do not have amounts that are pending approval from third-party payors outside of the typical review process for submitted claims.

Consolidated Financial Statements

Consolidated Statements of Operations, page 37

4.	Please explain to us in a disclosure-type format the nature and amounts of items included in the caption “Patient Service and Fulfillment” for each period presented. Include in your discussion your rationale for classifying these items as operating expenses rather than cost of goods and services revenue. Also, explain to us in disclosure-type format why advertising, marketing, and creative costs for your Medicare Part D segment are included in cost of services.

Patient service and fulfillment expenses, which relate to our Pharmacy Products segment, consist primarily of costs to service our existing patients, including patient service personnel, call center and telecommunications costs, fulfillment of patient mailings, and product shipping costs, but exclude direct costs of products sold. Patient service personnel costs amounted to $8.0 million, $5.8 million and $1.9 million in 2005, 2004 and 2003, respectively. Fulfillment costs amounted to $1.1 million, $2.0 million and $0.5 million in 2005, 2004, and 2003, respectively. Call center and telecommunications costs were $1.2 million, $1.6 million and $0.5 million in 2005, 2004 and 2003, respectively. Product shipping costs amounted to $4.0 million, $4.3 million and $1.4 million in 2005, 2004 and 2003, respectively. All such costs have been classified as operating expenses as they are not a direct cost of products sold. Furthermore, product shipping costs have been included as operating expenses pursuant to the guidance of EITF 00-10, Accounting for Shipping and Handling Fees and Costs, with appropriate footnote disclosure.

Revenue recognized under the Company’s agreement with CIGNA is recognized when earned as the services are performed and is presented in our statements of operations as service revenue. The direct costs of providing the contractually-required services to CIGNA, including advertising, marketing and creative services we perform on their behalf, are shown as cost of services in arriving at gross profit.

Notes to Consolidated Financial Statements

Note 4. CIGNA Agreement, page 49

5.	Please clarify for us in disclosure-type format your basis for classifying the fair value of the warrants and discount from the fair value of the common stock issued to CIGNA as deferred equity compensation. Discuss the material terms of the warrants and stock issued to CIGNA including any specific performance conditions that affect the exercise, vesting or forfeiture of the equity instruments issued. Also, explain to us in disclosure-type format why you have classified the amortization of these equity instruments as an operating expense. It would appear that this expense is applicable to service revenue under Item 5-03 (b)2 of Regulation S-X.

In connection with and as provided for under our agreement with CIGNA, on November 4, 2005 CIGNA purchased 303,030 shares of NationsHealth common stock at a price of $6.60 per share, which was below the $7.88 per share market price of the stock on such date. Further, on November 4, 2005, warrants for the purchase of 2,936,450 shares of NationsHealth common stock at an exercise price of $6.60 per share were granted to CIGNA. The warrants were fully vested and non-forfeitable on the date of grant and have an initial term of 7 years, which will be extended to 10 years if the Company’s stock price does not equal or exceed $10.00 per share for any 20 trading days within a 30 trading day period at any time prior to the initial expiration date. In the event of termination of the Agreement due to a CIGNA breach, the warrants will expire one year after the effective date of the termination. In addition, the warrants allow for net-share settlement at the option of CIGNA.

The warrants granted to CIGNA have been accounted for at their fair value pursuant to the guidance of FAS 123, Accounting for Stock-Based Compensation, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Pursuant to EITF 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees, the fair value of the warrants was measured as of the grant date and has been recorded as an asset (deferred charge) in the Company’s balance sheet. In addition, the difference between the fair value of the common stock purchased by CIGNA and the purchase price has been recorded as an asset (deferred charge) in the Company’s balance sheet. The value of these equity instruments represents a direct contract acquisition cost that is being amortized over the approximately four-year term of the CIGNA Agreement.

The deferred charge arising from these equity instruments is considered to be a cost of securing the CIGNA contract and relationship and is not a direct cost of carrying out the services provided to CIGNA in any given period. As a result, and consistent with paragraph 42 of FASB Statement No. 142, Goodwill and Other Intangible Assets, the related amortization has been classified as an operating expense in the Company’s statements of operations.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (954) 903-5018 should you require additional information or have any questions.

Very truly yours,

/s/ Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.

cc: Joel Rubinstein: McDermott Will & Emery